Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Three Months Ended March 31,
	2010	2009(1)
Earnings:
Income (loss) before income tax expense (2)(3)	$1,878	$(32,112)
Fixed charges	27,375	24,136
Interest capitalized	(171)	(1,403)
Preferred dividends	—	(900)
Amortization of previously capitalized interest	122	106

Total	$29,204	$(10,173)

Fixed Charges:
Interest cost and debt expense	26,432	$21,108
Interest capitalized	171	1,403
Preferred dividends	—	900
Interest allocable to rental expense(4)	772	725

Total	$27,375	$24,136

Ratio of Earnings to Fixed Charges	1.07	— (5)

(1)	Restated to reflect amounts reclassified to discontinued operations due to the Partnership’s sale of the NOARK gas gathering and interstate pipeline system
(2)	Includes a $20.6 million non-cash gain recognized on derivatives for the three months ended March 31, 2010.
(3)	Includes a $44.0 million non-cash loss recognized on derivatives for the three months ended March 31, 2009.
(4)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(5)	Due to Partnership’s loss for the three months ended March 31, 2009, its earnings were insufficient to cover its fixed charges by $24.1 million.